                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name of Reporting Person:          Richard E. Wilkes

Address of Reporting Person:          3021 Citrus Circle, Suite 150
                                      Walnut Creek, CA 94598

2.   Issuer Name and Trading Symbol:    Finet Holdings Corporation: FNHC

3.   Social Security # (Voluntary):

4.   Statement for Month/Year:          1/99

5.   If Amendment, Date of Original:

6.   Relationship of Reporting Person:  Director

7.   Reporting By:                      One Reporting Person


     Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
--------------------------------------------------------------------------------
----------
   1         2        3              4                    5           6
7
--------  --------  ------  -----------------------  ------------  -------  ----
----------
 Title     Trans-   Trans-  Securities Acquired (A)     Amount     Owner-
Nature of
  of       action   action     or Disposed of (D)    Beneficially   ship
Indirect
Security   Date      Code   -----------------------  Owned at End   Form
Ownership
                             Amount   A/D  Price      of Month       D/I
--------  --------  ------  --------  ---  --------  ------------  -------  ----
----------
Common                             0                                  D
Common                             0                                  I

</table

   Table II Derivative Securities (D/S) Acquired, Disposed of, or Beneficially
                                      Owned
--------------------------------------------------------------------------------
----------------------------------------
   1      2        3       4          5                  6                  7
8         9       10      11
------  ------  --------  ----  ---------------  -------------------  ----------
-----  ------  ---------  -----  -------
 Title   Conv    Trans    Tran       # D/S         Date     Expira
Title/Number    Price    Number    Owner  Type of
  of      or      Date    Code  Acquir/Disposd    Exercis    tion
Underlying       of      of D/S    ship     (I)
  D/S    Exer    M/D/Y          ---------------    able      Date
Securities       D/S    Owned at    of     Owner
         Price                    (A)      (D)     M/D/Y     M/D/Y    Title
Amount           Month end   D/I    ship
------  ------  --------  ----  -------  -------  --------  --------  ------  --
-----  ------  ---------  -----  -------
Option  $.6375                                    11/24/98  11/24/08  Common
40,000             40,000    D

<F1>
Option grant was changed to fully vest options upon grant.


/s/  Richard E. Wilkes               1/8/99
     -----------------------------   ---------
     Signature of reporting person   Date